Exhibit 99.1

Cheetah Mobile Announces First Quarter 2021

Unaudited Consolidated Financial Results

BEIJING, June 11th, 2021 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading internet company, today announced its unaudited consolidated financial results for the first quarter 2021 ended March 31, 2021.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “Despite seasonality, Cheetah Mobile’s total revenues in the first quarter of 2021 were RMB198 million, which was within our guidance. Our internet business is in line with our strategy of focusing on driving our membership growth to deliver superior user experience. In this quarter, we saw continued increase in revenues from our membership services, in terms of both absolute numbers and a percentage of total internet revenues. For our AI business, we are on the right track of deploying robots in shopping malls in China’s tier one and tier two cities to amplify our partners’ promotions and help them build brand recognition. So far, we have successfully entered into approximately 1,200 shopping malls in more than 40 cities. We believe that we have been off to a good start and on a firm footing to achieve our strategic goals step by step.”

Mr. Thomas Ren, Cheetah Mobile’s Chief Financial Officer, commented, “In the first quarter of 2021, we continued to improve our operational efficiency. Our costs were well controlled and gross margin was 70.1% in this quarter, compared to 62.1% in the fourth quarter of 2020. Our operating loss narrowed to RMB57 million, from RMB148 million in the same period last year and RMB74 million in the fourth quarter of 2020. In addition, our balance sheet remained robust, with cash and cash equivalents, restricted cash, and short-term investments of approximately US$276 million on March 31, 2021. The abundant cash resources enable us to invest according to our strategies and create new milestones for the Company.”

First Quarter 2021 Consolidated Financial Results

REVENUES

Total revenues were RMB198.4 million (US$30.3 million) in the first quarter of 2021, representing a decrease of 62.4% year over year and a decrease of 25.2% quarter over quarter.

Revenues from the Company’s internet business decreased by 62.2% year over year and 25.3% quarter over quarter to RMB187.6 million (US$28.6 million) in the first quarter of 2021. The year-over-year decrease was due to the suspension of the Company’s collaboration with Google since February 2020, as well as the Company’s disposal of certain gaming-related business and assets in the second half of 2020. The quarter-over-quarter decrease was mainly due to the impact of seasonality and decreased revenues from the diminishing mobile gaming business.

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Revenues from the AI and others was RMB10.8 million (US$1.7 million) in the first quarter of 2021, representing a 65.9% year-over-year decrease and a 24.0% quarter-over-quarter decrease. The decline was primarily attributable to a decline in sale of consumer-facing AI-related products.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 59.8% year over year and 40.9% quarter over quarter to RMB59.4million (US$9.1 million) in the first quarter of 2021. The decrease was primarily due to the Company’s ongoing efforts to improve operational efficiency as well as disposals of certain overseas utility and gaming-related business and assets. Non-GAAP cost of revenues decreased by 60.0% year over year and 41.0% quarter over quarter to RMB59.0 million (US$9.0 million) in the first quarter of 2021.

Gross profit decreased by 63.4% year over year and 15.6% quarter over quarter to RMB139.1 million (US$21.2 million) in the first quarter of 2021. Non-GAAP gross profit decreased by 63.4% year over year and 15.6% quarter over quarter to RMB139.4 million (US$21.3 million) in the first quarter of 2021.

Gross margin was 70.1% in the first quarter of 2021, compared to 72.0% in the first quarter of 2020 and 62.1% in the fourth quarter of 2020. Non-GAAP gross margin was 70.2% in the first quarter of 2021, compared to 72.0% in the first quarter of 2020 and 62.3% in the fourth quarter of 2020.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses decreased by 63.0% year over year and 18.2% quarter over quarter to RMB195.6 million (US$29.9 million) in the first quarter of 2021. Total non-GAAP operating expenses decreased by 62.1% year over year and 11.3% quarter over quarter to RMB197.5 million (US$30.1 million) in the first quarter of 2021.

•

Research and development expenses decreased by 48.6% year over year and slightly increased by 4.8% quarter over quarter to RMB73.3 million (US$11.2 million) in the first quarter of 2021. The year over year decrease was primarily attributable to the streamlining of our business, such as the deconsolidation of certain gaming business. While at the same time, we have been keeping investing in R&D in our domestic utility and AI business to optimize our products and services. Non-GAAP research and development expenses decreased by 48.1% year over year and increased by 9.3% quarter over quarter to RMB70.5 million (US$10.8 million) in the first quarter of 2021.

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•

Selling and marketing expenses decreased by 73.7% year over year and 14.4% quarter over quarter to RMB79.7 million (US$12.2 million) in the first quarter of 2021. This decrease was mainly due to strategic cut of promotional activities and disposals of certain gaming business. Non-GAAP selling and marketing expenses decreased by 73.8% year over year and 13.9% quarter over quarter to RMB79.8 million (US$12.2 million) in the first quarter of 2021.

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General and administrative expenses decreased by 50.2% year over year and 34.2% quarter over quarter to RMB44.1 million (US$6.7 million) in the first quarter of 2021. This decrease was primarily due to effective expense control, through which both general and administrative personnel and professional service fees have been reduced. Non-GAAP general and administrative expenses decreased by 44.2% year over year and 13.8% quarter over quarter to RMB48.7 million (US$7.4 million) in the first quarter of 2021.

Operating loss was RMB56.5 million (US$8.6 million) in the first quarter of 2021, reduced from RMB148.0 million in the same period last year and RMB74.2 million in the fourth quarter of 2020. Non-GAAP operating loss was RMB58.2 million (US$8.9 million) in the first quarter of 2021, compared to RMB141.1 million in the same period last year and RMB57.4 million in the fourth quarter of 2020.

•

Operating profit for the internet business was RMB27.7 million in the first quarter of 2021, compared to an operating profit of RMB7.8 million in the same period last year and RMB75.6 million in the fourth quarter of 2020.

•

Operating loss for AI and others business was RMB85.9 million in the first quarter of 2021, narrowed from an operating loss of RMB148.9 million in the same period last year and an operating loss of RMB133.0 million in the fourth quarter of 2020.

Share-based compensation expenses were negative RMB1.6 million (US$0.2 million) in the first quarter of 2021, compared to RMB6.9 million in the same period last year and RMB16.8 million in the fourth quarter of 2020. The negavie share-based compensation was mainly due to the personnel adjustment for business streamlining.

OTHER INCOME, NET

Other income, net was RMB85.6 million (US$13.1 million) in the first quarter of 2021, which was primarily due to the gains from a partial disposal of some of our investees.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders was RMB76.4 million (US$11.7 million) in the first quarter of 2021, compared to a net loss attributable to Cheetah Mobile shareholders of RMB104.6 million in the same period last year and a net income attributable to Cheetah Mobile shareholders of RMB68.4 million in the fourth quarter of 2020.

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Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB74.8 million (US$11.4 million) in the first quarter of 2021, compared to a non-GAAP net loss attributable to Cheetah Mobile shareholders of RMB97.7 million in the same period last year and non-GAAP net income attributable to Cheetah Mobile shareholders of RMB85.2 million in the fourth quarter of 2020.

NET INCOME PER ADS

Diluted earnings per ADS was RMB0.54 (US$0.08) in the first quarter of 2021, compared to losses per ADS of RMB0.76 in the same period last year and earnings per ADS of RMB0.49 in the fourth quarter of 2020. Non-GAAP diluted earnings per ADS was RMB0.53 (US$0.08) in first quarter of 2021, compared to losses per ADS of RMB0.71 in the same period last year and earnings per ADS of RMB0.60 in the fourth quarter of 2020.

BALANCE SHEET

As of March 31, 2021, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB1,806.3 million (US$275.7 million).

SHARES ISSUED AND OUTSTANDING

As of March 31, 2021, the Company had a total of 1,403,070,144 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Business Outlook

For the second quarter of 2021, the Company expects its total revenues to be between RMB175 million (US$26.7 million) and RMB225 million (US$34.3 million). This amount reflects the Company’s current and preliminary expectations.

Conference Call Information

The Company will hold a conference call on June 11, 2021, at 7:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

International: +1-412-902-4272

United States Toll Free: +1-888-346-8982

Mainland China Toll Free: 4001-201-203

Hong Kong Toll Free: 800-905-945

Conference ID: Cheetah Mobile

The replay will be accessible through June 18, 2021 by dialing the following numbers:

International: +1-412-317-0088

United States Toll Free: +1-877-344-7529

Access Code: 10157331

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A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.5518 to US$1.00, the exchange rate in effect as of March 31, 2021, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading internet company. It has attracted hundreds of millions of monthly active users through an array of internet products such as Clean Master, Security Master and several casual games. The Company provides advertising services to advertisers worldwide as well as value-added services including the sale of premium membership and in-app virtual items to its users. Cheetah Mobile is also committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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Use of Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures:

•	Non-GAAP cost of revenues excludes share-based compensation expenses

•	Non-GAAP gross profit excludes share-based compensation expenses

•	Non-GAAP gross margin excludes share-based compensation expense

•	Total non-GAAP operating expenses exclude share-based compensation expenses and impairment of goodwill

•	Non-GAAP research and development expenses exclude share-based compensation expenses

•	Non-GAAP selling and marketing expenses exclude share-based compensation expenses

•	Non-GAAP general and administrative expenses exclude share-based compensation expenses

•	Non-GAAP operating profit/loss excludes share-based compensation expenses

•	Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses

•	Non-GAAP diluted income/loss per ADS excludes share-based compensation expenses

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The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results”.

Investor Relations Contact

Cheetah Mobile Inc.

Tel: +86 10 6292 7779

Email: ir@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,299,658	1,259,611	192,254
Restricted cash	797	801	122
Short-term investments	360,803	545,920	83,324
Accounts receivable	225,586	197,479	30,141
Prepayments and other current assets	835,694	829,313	126,578
Due from related parties	224,323	196,922	30,056

Total current assets	2,946,861	3,030,046	462,475

Non-current assets:
Property and equipment, net	101,984	96,775	14,771
Right-of-use assets, net	17,729	6,951	1,061
Intangible assets, net	12,575	11,750	1,793
Investment in equity investees	216,126	272,916	41,655
Other long term investments	2,193,600	2,120,107	323,592
Due from related parties	3,522	—	—
Deferred tax assets	15,607	15,274	2,331
Other non-current assets	105,479	93,640	14,293

Total non-current assets	2,666,622	2,617,413	399,496

Total assets	5,613,483	5,647,459	861,971

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	105,832	118,300	18,056
Accrued expenses and other current liabilities	1,390,042	1,315,707	200,815
Due to related parties	48,938	51,405	7,846
Income tax payable	27,505	34,705	5,297

Total current liabilities	1,572,317	1,520,117	232,014

Non-current liabilities:
Deferred tax liabilities	60,502	60,813	9,282
Other non-current liabilities	192,272	184,915	28,224

Total non-current liabilities	252,774	245,728	37,506

Total liabilities	1,825,091	1,765,845	269,520

Shareholders’ equity:
Ordinary shares	234	234	36
Additional paid-in capital	2,726,619	2,727,765	416,338
Retained earnings	857,188	933,635	142,501
Accumulated other comprehensive income	163,340	177,966	27,163

Total Cheetah Mobile shareholders’ equity	3,747,381	3,839,600	586,038
Noncontrolling interests	41,011	42,014	6,413

Total equity	3,788,392	3,881,614	592,451

Total liabilities and equity	5,613,483	5,647,459	861,971

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	USD
Revenues	528,088	265,249	198,420	30,285
Internet business	496,330	251,008	187,598	28,633
AI and others	31,758	14,241	10,822	1,652
Cost of revenues (a)	(147,736)	(100,397)	(59,359)	(9,060)

Gross profit	380,352	164,852	139,061	21,225
Operating income and expenses:
Research and development (a)	(142,588)	(69,928)	(73,251)	(11,180)
Selling and marketing (a)	(302,753)	(93,124)	(79,716)	(12,167)
General and administrative (a)	(88,621)	(67,050)	(44,106)	(6,733)
Other operating income (expense)	5,596	(8,924)	1,484	227

Total operating expenses	(528,366)	(239,027)	(195,589)	(29,853)
Operating loss	(148,014)	(74,174)	(56,528)	(8,628)
Other income (expenses):
Interest income, net	17,854	2,077	4,786	730
Foreign exchange (loss) gain	(12,091)	22,203	(4,846)	(739)
(Loss) gain from equity method investments, net	(2,463)	(7,883)	56,040	8,553
Other income, net	42,868	102,286	85,561	13,059

(Loss) Income before taxes	(101,846)	44,509	85,013	12,975
Income tax (expenses) benefit	(6,539)	23,441	(7,792)	(1,189)

Net (loss) income	(108,385)	67,950	77,221	11,786
Less: net (loss) income attributable to noncontrolling interests	(3,796)	(486)	774	118

Net (loss) income attributable to Cheetah Mobile shareholders	(104,589)	68,436	76,447	11,668

(Loss) Earnings per share
Basic	(0.08)	0.05	0.05	0.01
Diluted	(0.08)	0.05	0.05	0.01
(Loss) Earnings per ADS
Basic	(0.76)	0.49	0.54	0.08
Diluted	(0.76)	0.49	0.54	0.08
Weighted average number of shares outstanding
Basic	1,378,171,071	1,425,122,249	1,427,820,687	1,427,820,687
Diluted	1,378,171,071	1,427,342,492	1,431,305,814	1,431,305,814
Weighted average number of ADSs outstanding
Basic	137,817,107	142,512,225	142,782,069	142,782,069
Diluted	137,817,107	142,734,249	143,130,581	143,130,581
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	59,974	(119,253)	16,797	2,564
Unrealized gain on available-for-sale securities, net	(7,250)	—	—	—

Other comprehensive income (loss)	52,724	(119,253)	16,797	2,564

Total comprehensive (loss) income	(55,661)	(51,303)	94,018	14,350
Less: Total comprehensive (loss) income attributable to noncontrolling interests	(2,735)	(1,268)	2,946	450

Total comprehensive (loss) income attributable to Cheetah Mobile shareholders	(52,925)	(50,034)	91,072	13,900

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
(a) Share-based compensation expenses	RMB	RMB	RMB	USD
Cost of revenues	96	352	313	48
Research and development	6,737	5,429	2,722	415
Selling and marketing	(1,222)	470	(49)	(7)
General and administrative	1,292	10,501	(4,612)	(704)

Total	6,903	16,752	(1,626)	(248)

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CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for per share data)

	For The Three Months Ended March 31, 2021
	GAAP Result	Share-based Compensation	Non-GAAP Result	Non-GAAP Result
	RMB	RMB	RMB	USD
Revenues	198,420	—	198,420	30,285
Cost of revenues	(59,359)	313	(59,046)	(9,012)

Gross profit	139,061	313	139,374	21,273
Research and development	(73,251)	2,722	(70,529)	(10,765)
Selling and marketing	(79,716)	(49)	(79,765)	(12,174)
General and administrative	(44,106)	(4,612)	(48,718)	(7,437)
Other operating expense	1,484	—	1,484	227

Total operating income and expenses	(195,589)	(1,939)	(197,528)	(30,149)
Operating loss	(56,528)	(1,626)	(58,154)	(8,876)
Net income attributable to Cheetah Mobile shareholders	76,447	(1,626)	74,821	11,420
Diluted earnings per ordinary share (RMB)	0.05	0.00	0.05
Diluted earnings per ADS (RMB)	0.54	(0.01)	0.53
Diluted earnings per ADS (USD)	0.08	(0.00)	0.08

	For The Three Months Ended December 31, 2020
	GAAP Result	Share-based Compensation	Non-GAAP Result
	RMB	RMB	RMB
Revenues	265,249	—	265,249
Cost of revenues	(100,397)	352	(100,045)

Gross profit	164,852	352	165,204
Research and development	(69,928)	5,429	(64,499)
Selling and marketing	(93,124)	470	(92,654)
General and administrative	(67,050)	10,501	(56,549)
Other operating expense	(8,924)	—	(8,924)

Total operating income and expenses	(239,027)	16,400	(222,627)
Operating loss	(74,174)	16,752	(57,422)
Net income attributable to Cheetah Mobile shareholders	68,436	16,752	85,188
Diluted earnings per ordinary share (RMB)	0.05	0.01	0.06
Diluted earnings per ADS (RMB)	0.49	0.12	0.60

	For The Three Months Ended March 31, 2020
	GAAP Result	Share-based Compensation	Non-GAAP Result
	RMB	RMB	RMB
Revenues	528,088	—	528,088
Cost of revenues	(147,736)	96	(147,640)

Gross profit	380,352	96	380,448
Research and development	(142,588)	6,737	(135,851)
Selling and marketing	(302,753)	(1,222)	(303,975)
General and administrative	(88,621)	1,292	(87,329)
Other operating income	5,596	—	5,596
Total operating income and expenses	(528,366)	6,807	(521,559)

Operating loss	(148,014)	6,903	(141,111)
Net loss attributable to Cheetah Mobile shareholders	(104,589)	6,903	(97,686)
Diluted losses per ordinary share (RMB)	(0.08)	0.01	(0.07)
Diluted losses per ADS (RMB)	(0.76)	0.05	(0.71)

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CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for percentage)

	For The Three Months Ended March 31, 2021
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	USD
Revenue	187,598	10,822	—	198,420	30,285
Operating profit (loss)	27,731	(85,885)	1,626	(56,528)	(8,628)
Operating margin	14.8%	(793.6)%	—	(28.5)%	(28.5)%

	For The Three Months Ended December 31, 2020
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB
Revenue	251,008	14,241	—	265,249
Operating profit (loss)	75,559	(132,981)	(16,752)	(74,174)
Operating margin	30.1%	(933.8)%	—	(28.0)%

	For The Three Months Ended March 31, 2020
	Internet Business	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB
Revenue	496,330	31,758	—	528,088
Operating profit (loss)	7,810	(148,921)	(6,903)	(148,014)
Operating margin	1.6%	(468.9)%	—	(28.0)%

*	Unallocated expenses refer to SBC expenses and goodwill impairment that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	Mar 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	USD
Net (loss) income attributable to Cheetah Mobile shareholders	(104,589)	68,436	76,447	11,668
Add:
Income tax expenses (benefits)	6,539	(23,441)	7,792	1,189
Interest income, net	(17,854)	(2,077)	(4,786)	(730)
Depreciation and amortization	18,548	14,172	8,144	1,243
Net (loss) income attributable to noncontrolling interests	(3,796)	(486)	774	118
Other expense (income), net	(28,314)	(116,606)	(136,755)	(20,872)
Share-based compensation	6,903	16,752	(1,626)	(248)

Adjusted EBITDA	(122,563)	(43,250)	(50,010)	(7,632)

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